Dreyfus
Appreciation Fund, Inc.

SEMIANNUAL REPORT June 30, 2007



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The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents

The Fund



A LETTER FROM THE CEO

Dear Shareholder:

We are pleased to present this semiannual report for Dreyfus Appreciation Fund, Inc., covering the six-month period from January 1, 2007, through June 30, 2007.

The U.S. economy produced mixed signals over the first half of 2007, causing investor sentiment to swing from concerns regarding a domestic economic slowdown stemming from slumping housing markets to worries about mounting inflationary pressures in an environment of robust global growth. However, more recent data have provided stronger signals that a "soft landing" is likely for the U.S. economy. The rate of decline in residential construction is becoming less severe, the industrial inventory slowdown is fading and capital goods orders have strengthened. What's more, a generally rising stock market over the past six months has helped to offset any negative "wealth effect" from the weak housing market.

Should these trends persist, we expect U.S. economic growth to hover slightly below long-term averages during the second half of this year. A moderate economic growth rate and gradually receding inflationary pressures may keep the Federal Reserve Board on the sidelines and support corporate profits through year-end. As always, your financial advisor can help you position your equity investments for these and other developments.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's Portfolio Manager.

Thank you for your continued confidence and support.

Sincerely,

Thomas F. Eggers
Chief Executive Officer
The Dreyfus Corporation
July 16, 2007



DISCUSSION OF FUND PERFORMANCE

For the period of January 1, 2007, through June 30, 2007, as provided by Fayez Sarofim of Fayez Sarofim & Co., Sub-Investment Adviser

Fund and Market Performance

Stocks generally advanced over the first half of 2007 on the strength of good corporate earnings and robust mergers-and-acquisitions activity, which more than offset bouts of volatility stemming from inflation and economic concerns. The fund's return lagged that of its benchmark, primarily due to investors' preference for smaller, lower-quality stocks and due to lackluster returns from energy companies during the first quarter of the year.

For the six-month period ended June 30, 2007, Dreyfus Appreciation Fund produced a total return of 4.99%.[1] In comparison, the total return of the fund's benchmark, the Standard & Poor's 500 Composite Stock Price Index ("S&P 500 Index"), was 6.96% for the same period.[2]

The Fund's Investment Approach

The fund invests primarily in large, well-established multinational companies that we believe are solidly positioned to weather difficult economic climates and thrive in more favorable environments. We focus on purchasing blue-chip stocks at a price we consider to be justified by the company's fundamentals. The result is a portfolio of stocks in prominent companies selected for their sustained patterns of profitability, strong balance sheets, expanding global presence and above-average growth potential.

At the same time, we manage the fund in a manner particularly well suited to long-term investors. Generally, we buy and sell relatively few stocks during the course of the year, helping to minimize investors' tax liabilities and reduce trading costs.[3]

Stocks Posted Gains Despite Mixed Economic Data

Although U.S. stocks posted generally attractive returns for the reporting period overall, the market encountered heightened volatility at times due to shifting investor expectations. Worries of a more severe economic slowdown alternated with concerns regarding persistent inflationary pressures. On one hand, soft U.S. housing markets appeared to constrain spending among some consumers, and defaults on sub-prime mortgages rose sharply. On the other hand, robust economic growth in many overseas markets, combined with volatile food and energy prices, helped keep the rate of inflation above the Federal Reserve Board's "comfort zone." In addition, energy prices remained volatile, surging higher in the spring.

Despite these factors, corporate earnings continued to grow, but at a slower pace than in previous reporting periods. In addition, mergers-and-acquisitions activity remained high as private equity firms put investment capital to work. While these influences helped drive stock prices higher, investors became less tolerant of risks, gradually turning away from the smaller, lower-quality companies that had led the market over the past several years. Instead, by the spring, they appeared to prefer the kinds of well-established, blue-chip companies in which the fund primarily invests.

Consumer Discretionary and Energy Holdings Supported Fund Performance

The fund's holdings in the consumer discretionary sector proved to be particularly well positioned during the reporting period. Although lower-end consumers began to spend more cautiously in the slowing economy, higher-income consumers continued to boost sales from luxury goods purveyors, such as Christian Dior. Similarly, household goods retailer Target fared well, especially compared to competitors, such as Wal-Mart, that cater to a lower-income demographic base. Finally, restaurant chain McDonald's saw its shares rebound due to the success of new, healthier menu items in U.S. markets and improved sales in Europe.

The energy sector also contributed positively to the fund's performance as oil and gas prices rose amid concerns regarding the potential effects of political instability in Latin America and the Middle East on supply. Relatively low inventories and limited refinery also helped boost commodity prices and the fortunes of integrated oil companies, such as Exxon Mobil and ConocoPhillips.

Good results in these areas were offset by lagging returns in other market sectors. In the industrials sector, General Electric produced relatively anemic gains despite meeting earnings expectations. Investors apparently reacted to concerns regarding some of the company's non-industrial businesses, including its financial and broadcast media subsidiaries. Results in the health care area were undermined by a modest decline in the stock price of Johnson & Johnson, which encountered heightened competitive pressures in some product areas.

New Investments Position the Fund for Slower-Growth Environment

Even if the U.S. economy weakens more than we currently anticipate, valuations of large companies remain low by historical standards, and we expect increasingly risk-averse investors to favor well-established companies that produce consistent earnings under a variety of economic conditions. In fact, we added a number of positions during the reporting period that we believe are likely to fare well in a slower-growth environment. Additions to the fund included semiconductor manufacturer Texas Instruments, whose chips used in consumer electronics are in high demand. Wireless technology pioneer QUALCOMM was added in anticipation of relief from legal issues and widespread adoption of its CDMA technology. Industrial companies United Technologies and Caterpillar are expected to benefit from ongoing global economic growth. Finally, Prudential Financial appears well positioned to deliver the insurance and investment products baby boomers need as they approach retirement.

July 16, 2007

[1] *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost.*

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Standard & Poor's 500 Composite Stock Price Index is a widely accepted, unmanaged index of U.S. stock market performance.*

[3] *Achieving tax efficiency is not a part of the fund's investment objective, and there can be no guarantee that the fund will achieve any particular level of taxable distributions in future years. In periods when the manager has to sell significant amounts of securities (e.g., during periods of significant net redemptions or changes in index components) funds can be expected to be less tax efficient than during periods of more stable market conditions and asset flows.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Appreciation Fund, Inc. from January 1, 2007 to June 30, 2007. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended June 30, 2007

Expenses paid per $1,000†	$ 4.93
Ending value (after expenses)	$1,049.90

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended June 30, 2007

Expenses paid per $1,000†	$ 4.86
Ending value (after expenses)	$1,019.98

† *Expenses are equal to the fund's annualized expense ratio of .97%; multiplied by the average account value over the period, multiplied by 181/365 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

June 30, 2007 (Unaudited)

Common Stocks—99.4%	Shares	Value ($)
Banks—4.5%		
Bank of America	1,550,000	75,779,500
HSBC Holdings, ADR	796,700 a	73,113,159
SunTrust Banks	622,400	53,364,576
		202,257,235
Capital Goods—8.0%		
Caterpillar	400,000	31,320,000
Emerson Electric	1,752,800	82,031,040
General Electric	5,378,000	205,869,840
United Technologies	550,000	39,011,500
		358,232,380
Consumer Durables & Apparel—1.6%		
Christian Dior	547,800 a	**71,342,059**
Consumer Services—1.9%		
Hilton Hotels	796,700	26,665,549
McDonald's	1,170,200	59,399,352
		86,064,901
Diversified Financials—10.8%		
American Express	1,444,100	88,350,038
Ameriprise Financial	547,800	34,823,646
Citigroup	3,515,933	180,332,204
JPMorgan Chase & Co.	1,917,100	92,883,495
Merrill Lynch & Co.	1,045,700	87,399,606
		483,788,989
Energy—21.1%		
BP, ADR	494,000	35,637,160
Chevron	2,424,800	204,265,152
ConocoPhillips	1,942,000	152,447,000
Exxon Mobil	3,393,398	284,638,224
Halliburton	1,248,200	43,062,900
Occidental Petroleum	975,900	56,485,092
Royal Dutch Shell, Cl. A, ADR	632,300	51,342,760
Total, ADR	1,145,300	92,746,394
Transocean	250,000 b	26,495,000
		947,119,682

Common Stocks (continued)	Shares	Value ($)
Food & Staples Retailing–5.2%		
SYSCO	746,900	24,640,231
Wal-Mart Stores	1,352,500	65,068,775
Walgreen	2,838,400	123,583,936
Whole Foods Market	448,200 [a]	17,166,060
		230,459,002
Food, Beverage & Tobacco–16.4%		
Altria Group	3,500,700	245,539,098
Anheuser-Busch Cos.	876,300	45,707,808
Coca-Cola	2,396,600	125,366,146
Kraft Foods, Cl. A	1,972,568	69,533,022
Nestle, ADR	1,244,900	118,763,460
PepsiCo	2,041,600	132,397,760
		737,307,294
Health Care Services–.9%		
UnitedHealth Group	746,900	**38,196,466**
Household & Personal Products–4.3%		
Estee Lauder Cos., Cl. A	731,800 [a]	33,304,218
Procter & Gamble	2,589,400	158,445,386
		191,749,604
Insurance–2.5%		
American International Group	687,100	48,117,613
Berkshire Hathaway, Cl. A	400 [b]	43,790,000
Prudential Financial	200,000	19,446,000
		111,353,613
Materials–1.0%		
Praxair	622,400	**44,806,576**
Media–5.8%		
McGraw-Hill Cos.	2,141,200	145,772,896
News, Cl. A	5,135,708	108,928,367
News, Cl. B	239,000	5,482,660
		260,183,923

Common Stocks (continued)	Shares	Value ($)
Pharmaceuticals & Biotechnology—6.7%		
Abbott Laboratories	1,294,700 a	69,331,185
Johnson & Johnson	1,892,200	116,597,364
Merck & Co.	478,000	23,804,400
Pfizer	1,507,200	38,539,104
Roche Holding, ADR	597,600	53,192,376
		301,464,429
Retailing—2.3%		
Home Depot	1,095,100	43,092,185
Target	946,100	60,171,960
		103,264,145
Semiconductors & Equipment—3.5%		
Intel	4,929,800	117,132,048
Texas Instruments	1,000,000	37,630,000
		154,762,048
Software & Services—2.6%		
Automatic Data Processing	897,100	43,482,437
Broadridge Financial Solutions	124,275	2,376,138
Microsoft	2,390,200	70,439,194
		116,297,769
Technology Hardware & Equipment—.3%		
QUALCOMM	300,000	**13,017,000**
Total Common Stocks (cost $2,608,560,729)		**4,451,667,115**

Other Investment—.3%

Registered Investment Company;		
Dreyfus Institutional Preferred Plus Money Market Fund (cost $12,719,000)	12,719,000 c	**12,719,000**

Investment of Cash Collateral for Securities Loaned—3.2%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Cash Advantage Fund (cost $142,043,260)	142,043,260 [c]	**142,043,260**
Total Investments (cost $2,763,322,989)	**102.9%**	**4,606,429,375**
Liabilities, Less Cash and Receivables	**(2.9%)**	**(131,799,775)**
Net Assets	**100.0%**	**4,474,629,600**

ADR—American Depository Receipts

[a] *All or a portion of these securities are on loan. At June 30, 2007, the total market value of the fund's securities on loan is $180,405,901 and the total market value of the collateral held by the fund is $185,275,412, consisting of cash collateral of $142,043,260 and U.S. Government and agency securities valued at $43,232,152.*

[b] *Non-income producing security.*

[c] *Investment in affiliated money market mutual fund.*

Portfolio Summary (Unaudited)[†]

	Value (%)		Value (%)
Energy	21.1	Banks	4.5
Food, Beverage & Tobacco	16.4	Household & Personal Products	4.3
Diversified Financials	10.8	Semiconductors & Equipment	3.5
Capital Goods	8.0	Money Market Investments	3.5
Pharmaceuticals & Biotechnology	6.7	Other	13.1
Media	5.8		
Food & Staples Retailing	5.2		**102.9**

[†] *Based on net assets.*

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

June 30, 2007 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities—See Statement of Investments (including securities on loan, valued at $180,405,901)—Note 1(c):		
Unaffiliated issuers	2,608,560,729	4,451,667,115
Affiliated issuers	154,762,260	154,762,260
Cash		2,025,459
Dividends and interest receivable		6,604,982
Receivable for investment securities sold		4,515,416
Receivable for shares of Common Stock subscribed		3,867,181
Prepaid expenses		101,705
		4,623,544,118
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates—Note 3(b)		2,290,064
Due to Fayez Sarofim & Co.		1,002,985
Liability for Securities on Loan—Note 1(c)		142,043,260
Payable for shares of Common Stock redeemed		2,366,669
Interest payable—Note 2		30,950
Accrued expenses		1,180,590
		148,914,518
Net Assets ($)		**4,474,629,600**
Composition of Net Assets ($):		
Paid-in capital		2,549,228,598
Accumulated undistributed investment income—net		30,670,912
Accumulated net realized gain (loss) on investments		51,623,704
Accumulated net unrealized appreciation (depreciation) on investments		1,843,106,386
Net Assets ($)		**4,474,629,600**
Shares Outstanding		
(300 million shares of $.001 par value Common Stock authorized)		97,387,065
Net Asset Value, offering and redemption price per share ($)		**45.95**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended June 30, 2007 (Unaudited)

Investment Income ($):	
Income:	
Cash dividends (net of $1,015,732 foreign taxes withheld at source):	
Unaffiliated issuers	50,570,894
Affiliated issuers	336,617
Income from securities lending	364,509
Interest	127,572
Total Income	**51,399,592**
Expenses:	
Investment advisory fee–Note 3(a)	5,980,588
Sub-Investment advisory fees–Note 3(a)	5,809,506
Shareholder servicing costs–Note 3(b)	7,923,925
Prospectus and shareholders' reports	451,274
Interest expense–Note 2	172,372
Custodian fees–Note 3(b)	114,421
Directors' fees and expenses–Note 3(c)	89,548
Registration fees	65,175
Professional fees	33,814
Loan commitment fees–Note 2	7,272
Miscellaneous	71,173
Total Expenses	**20,719,068**
Investment Income-Net	**30,680,524**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments and foreign currency transactions	52,836,897
Net unrealized appreciation (depreciation) on investments	125,572,309
Net Realized and Unrealized Gain (Loss) on Investments	**178,409,206**
Net Increase in Net Assets Resulting from Operations	**209,089,730**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended June 30, 2007 (Unaudited)	Year Ended December 31, 2006
Operations ($):		
Investment income−net	30,680,524	61,423,751
Net realized gain (loss) on investments	52,836,897	167,064,768
Net unrealized appreciation (depreciation) on investments	125,572,309	412,416,396
Net Increase (Decrease) in Net Assets Resulting from Operations	**209,089,730**	**640,904,915**
Dividends to Shareholders from ($):		
Investment income−net	(2,264,830)	(59,804,759)
Net realized gain on investments	−	(172,821,722)
Total Dividends	**(2,264,830)**	**(232,626,481)**
Capital Stock Transactions ($):		
Net proceeds from shares sold	551,700,328	929,293,623
Dividends reinvested	2,020,729	205,352,133
Cost of shares redeemed	(668,114,605)	(1,623,177,782)
Increase (Decrease) in Net Assets from Capital Stock Transactions	**(114,393,548)**	**(488,532,026)**
Total Increase (Decrease) in Net Assets	**92,431,352**	**(80,253,592)**
Net Assets ($):		
Beginning of Period	4,382,198,248	4,462,451,840
End of Period	**4,474,629,600**	**4,382,198,248**
Undistributed investment income−net	30,670,912	2,255,218
Capital Share Transactions (Shares):		
Shares sold	12,400,974	22,234,797
Shares issued for dividends reinvested	46,623	4,702,886
Shares redeemed	(15,146,797)	(39,124,827)
Net Increase (Decrease) in Shares Outstanding	**(2,699,200)**	**(12,187,144)**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following table describes the performance for the fiscal periods indicated. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the portfolio's financial statements.

	Six Months Ended June 30, 2007 (Unaudited)	Year Ended December 31,				
		2006	2005	2004	2003	2002
Per Share Data ($):						
Net asset value, beginning of period	43.78	39.75	38.69	37.14	31.20	38.02
Investment Operations:						
Investment income−net[a]	.31	.61	.53	.52	.42	.31
Net realized and unrealized gain (loss) on investments	1.88	5.83	1.07	1.55	5.93	(6.81)
Total from Investment Operations	2.19	6.44	1.60	2.07	6.35	(6.50)
Distributions:						
Dividends from investment income−net	(.02)	(.62)	(.54)	(.52)	(.41)	(.30)
Dividends from net realized gain on investments	–	(1.79)	–	–	–	(.02)
Total Distributions	(.02)	(2.41)	(.54)	(.52)	(.41)	(.32)
Net asset value, end of period	45.95	43.78	39.75	38.69	37.14	31.20
Total Return (%)	4.99[b]	16.26	4.14	5.57	20.39	(17.14)
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.48[b]	.95	.92	.95	.96	.97
Ratio of net expenses to average net assets	.48[b]	.95	.92	.95	.96	.97
Ratio of net investment income to average net assets	.71[b]	1.45	1.35	1.40	1.28	.90
Portfolio Turnover Rate	4.29[b]	1.00	6.81	8.23	4.73	1.77
Net Assets, end of period ($ x 1000)	4,474,630	4,382,198	4,462,452	4,420,163	3,982,040	3,128,482

[a] *Based on average shares outstanding at each month end.*
[b] *Not annualized.*
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Appreciation Fund, Inc. (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as a diversified open-end management investment company. The fund's investment objective is to provide investors with long-term capital growth consistent with the preservation of capital. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. Dreyfus was a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial"). Fayez Sarofim & Co. ("Sarofim") serves as the fund's sub-investment adviser. During the reporting period, Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of Dreyfus, served as the distributor of the fund's shares, which are sold to the public without a sales charge. Effective June 30, 2007, the Distributor became known as MBSC Securities Corporation.

On July 1, 2007, Mellon Financial and The Bank of New York Company, Inc. merged, forming The Bank of New York Mellon Corporation. As part of this transaction, Dreyfus became a wholly-owned subsidiary of The Bank of New York Mellon Corporation.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at the last sales price on the securities exchange or national securities market on which such securities are primarily traded. Securities listed on the National Market System for which market quotations are available are valued at the official closing price or, if there is no official closing price that day, at the last sale price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices. Bid price is used when no asked price is available. Registered open-end investment companies that are not traded on an exchange are valued at their net asset value. When market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of a security has been significantly affected by events after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the fund calculates its net asset value, the fund may value these investments at fair value as determined in accordance with the procedures approved by the Board of Directors. Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant ADR's and futures contracts. For other securities that are fair valued by the Board of Directors, certain factors may be considered such as: fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold, and public trading in similar securities of the issuer or comparable issuers. Financial futures are valued at the last sales price. Investments denominated in foreign currencies are translated to U.S. dollars at the prevailing rates of exchange.

The Financial Accounting Standards Board (FASB) released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

(b) Foreign currency transactions: The fund does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss on investments.

Net realized foreign exchange gains or losses arise from sales and maturities of short-term securities, sales of foreign currencies, currency gains or losses realized on securities transactions and the difference between the amounts of dividends, interest, and foreign withholding taxes recorded on the fund's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized foreign exchange gains and losses arise from changes in the value of assets and liabilities other than investments in securities, resulting from changes in exchange rates. Such gains and losses are included with net realized and unrealized gain or loss on investments.

(c) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits, if any, as an expense offset in the Statement of Operations.

Pursuant to a securities lending agreement with Mellon Bank, N.A., an affiliate of the Manager, the fund may lend securities to qualified institutions. It is the fund's policy, that at origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least 100% of the market value of securities on loan is maintained at all times. Cash collateral is invested in certain money market mutual funds managed by the Manager. The fund is entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the fund bears the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner.

(d) Affiliated issuers: Investments in other investment companies advised by Dreyfus are defined as "affiliated" in the Act.

(e) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income-net and dividends from net realized capital gain, if any, are normally declared and paid annually but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(f) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

The FASB released FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" (FIN 48). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. Adoption of FIN 48 is required for fiscal years beginning after December 15, 2006. Management believes that the application of this standard does not have a material impact on the financial statements of the fund.

The tax character of distributions paid to shareholders during the fiscal year ended December 31, 2006 were as follows: ordinary income $60,779,172 and long-term capital gains $171,847,309. The tax character of current year distributions will be determined at the end of the current fiscal year.

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowing.

The average daily amount of borrowings outstanding under the line of credit during the period ended June 30, 2007 was approximately $6,108,700 with a related weighted average annualized interest rate of 5.69%.

NOTE 3—Investment Advisory Fee, Sub-Investment Advisory Fee and Other Transactions With Affiliates:

(a) Fees payable by the fund pursuant to the provisions of an Investment Advisory Agreement with Dreyfus and a Sub-Investment Advisory Agreement with Sarofim are payable monthly, computed on the average daily value of the fund's net assets at the following annual rates:

Average Net Assets	Dreyfus	Sarofim
0 up to $25 million	.44%	.11%
$25 million up to $75 million	.37%	.18%
$75 million up to $200 million . . .	.33%	.22%
$200 million up to $300 million . .	.29%	.26%
In excess of $300 million	.275%	.275%

(b) Under the Shareholder Services Plan, the fund pays the Distributor for the provision of certain services at the annual rate of .25% of the value of the fund's average daily net assets. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or other industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the period ended June 30, 2007, the fund was charged $5,359,134 pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of Dreyfus, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended June 30, 2007, the fund was charged $863,633 pursuant to the transfer agency agreement.

The fund compensates Mellon Bank, N.A., an affiliate of the Manager, under a custody agreement for providing custodial services for the fund. During the period ended June 30, 2007, the fund was charged $114,421 pursuant to the custody agreement.

During the period ended June 30, 2007, the fund was charged $2,044 for services performed by the Chief Compliance Officer.

The components of "Due to The Dreyfus Corporation and affiliates" in the Statement of Assets and Liabilities consist of: management fees $1,031,341, shareholder services plan fees $924,694, custodian fees $79,492, chief compliance officer fees $1,205 and transfer agency per account fees $253,332.

(c) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended June 30, 2007, amounted to $185,215,470 and $307,979,362, respectively.

At June 30, 2007, the cost of investments for federal income tax purposes was $1,843,106,386, consisting of $1,857,294,348 gross unrealized appreciation and $14,187,962 gross unrealized depreciation.

At June 30, 2007, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

For More Information

Dreyfus Appreciation Fund, Inc.
200 Park Avenue
New York, NY 10166

Investment Adviser

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Sub-Investment Adviser

Fayez Sarofim & Co.
Two Houston Center
Suite 2907
Houston, TX 77010

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

MBSC Securities Corporation
200 Park Avenue
New York, NY 10166

Ticker Symbol: DGAGX

Telephone 1-800-645-6561

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

E-mail Send your request to info@dreyfus.com

Internet Information can be viewed online or downloaded at: http://www.dreyfus.com

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2007, is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



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